SEC file number 0-21782

02045066

# SECURITIES AND EXCHANGE COMMISSION
**Washington, DC 20549**

**FORM 6-K**

**REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934**



For the month of June 2002

FLETCHER CHALLENGE FORESTS LIMITED

(Translation of Registrant's Name Into English)

8 ROCKRIDGE ROAD, PENROSE, AUCKLAND, NEW ZEALAND 1020

(Address of Principal Executive Offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _A_ Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No _A_

*(If "Yes is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)*

**This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statements on Forms F-3 (Nos. 333- 6526, 333- 8932 and 333- 12726) and S-8 (File No. 33- 97728) of Fletcher Challenge Forests Limited and certain of its subsidiaries and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.**

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FLETCHER CHALLENGE FORESTS LIMITED

Date 17 June 2002

P M GILLARD
SECRETARY

# FLETCHER CHALLENGE FORESTS

# NEWS RELEASE

STOCK EXCHANGE LISTINGS: NEW ZEALAND, AUSTRALIA, NEW YORK (FFS).

## FLETCHER CHALLENGE FORESTS BOARD MEMBER RESIGNS

Auckland, 17 June 2002 – Fletcher Challenge Forests advised today that Mr Stephen N Hurley has resigned from the Board of Directors of the Company, effective 14 June 2002.

Ends

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| | | | |
|---|---|---|---|
| To: | BUSINESS EDITOR | From: | Paul Gillard<br>Company Secretary<br>FLETCHER CHALLENGE FORESTS |
| Fax: | AUTO | Telephone:<br>Mobile:<br>Fax: | 64-9-571 9846<br>0274 320 310<br>64-9-571 9872 |


Please note: If you do not receive 1 page(s) including this page, or if any page is not readable, please call the sender immediately on telephone 64-9-571 9814.

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Fletcher Challenge Forests owns or manages almost 300,000 hectares of fast growing, environmentally certified forest, and ten saw-milling and re-manufacturing facilities, all in the Central North Island of New Zealand. Fletcher Challenge Forests markets solid wood products to all major markets in the Pacific Rim and North America. Further information on Fletcher Challenge Forests can be found at http://www.fcf.co.nz.